                                                            PAGE 1 OF 22 PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                             UNION ACCEPTANCE CORP.
           --------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
           --------------------------------------------------------
                         (Title of Class of Securities)

                                    904832102
           --------------------------------------------------------
                                 (CUSIP Number)

                             John M. Eggemeyer, III
                     6051 El Tordo Rancho Santa Fe, CA 92067
                              Phone: (858) 756-8300
           --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 6, 1999
           --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7). / /

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 2 OF  22 PAGES

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Castle Creek Capital Partners Fund I, LP
   Federal ID No.: 36-4073941
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                      (b)  [X]
-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                      [ ]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES              7 SOLE VOTING POWER
  BENEFICIALLY                   205,400 (1)
  OWNED BY                   --------------------------------------------------
  EACH                         8 SHARED VOTING POWER
  REPORTING
  PERSON                     --------------------------------------------------
  WITH                         9 SOLE DISPOSITIVE POWER
                                 205,400 (1)
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   205,400
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                          [ ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   3.6%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   PN (limited partnership)
-------------------------------------------------------------------------------

                                                             PAGE 3 OF 22 PAGES

     FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND I, LP

(1) Power is exercised through its sole general partner, Castle Creek Capital
    LLC

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                         PAGE 4 OF 22 PAGES

-------------------------------------------------------------------------------

 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Castle Creek Capital Partners Fund IIa, LP
   Federal ID No.: 68-0415156
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                      (b)  [X]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
 NUMBER OF                     7 SOLE VOTING POWER
  SHARES                         870,820 (1)
  BENEFICIALLY               --------------------------------------------------
  OWNED BY                     8 SHARED VOTING POWER
  EACH
  REPORTING                  --------------------------------------------------
  PERSON                       9 SOLE DISPOSITIVE POWER
  WITH                           870,820 (1)
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    870,820
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         [ ]
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.0%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
    PN (limited partnership)
-------------------------------------------------------------------------------

                                                             PAGE 5 OF 22 PAGES

    FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIA, LP

(1) Power is exercised through its sole general partner, Castle Creek Capital
    LLC

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                         PAGE 6 OF 22 PAGES

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Castle Creek Capital Partners Fund IIb, LP
   Federal ID No.: 68-0415157
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                      (b)  [X]
-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
NUMBER OF                      7 SOLE VOTING POWER
 SHARES                          367,838 (1)
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                      8 SHARED VOTING POWER
 EACH
 REPORTING                   --------------------------------------------------
 PERSON                        9 SOLE DISPOSITIVE POWER
 WITH                            367,838 (1)
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    367,838
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         [ ]

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.4%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
    PN (limited partnership)
-------------------------------------------------------------------------------

                                                             PAGE 7 OF 22 PAGES

    FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIB, LP

(1) Power is exercised through its sole general partner, Castle Creek Capital
    LLC

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                         PAGE 8 OF 22 PAGES

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Castle Creek Capital LLC
   Federal ID No.: 36-4073477
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                           (b)  [X]
-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
NUMBER OF                      7 SOLE VOTING POWER
 SHARES                          1,444,058 (1)
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                      8 SHARED VOTING POWER
 EACH
 REPORTING                   --------------------------------------------------
 PERSON                        9 SOLE DISPOSITIVE POWER
 WITH                            1,444,058 (1)
                             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,444,058 (1)(2)
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                          [  ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   24.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO (limited liability company)
-------------------------------------------------------------------------------

                                                             PAGE 9 OF 22 PAGES

             FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL LLC

(1) Power is exercised through its controlling members, Eggemeyer Advisory Corp. and WJR Corp.

(2) Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 10 OF 22 PAGES

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Eggemeyer Advisory Corp.
   Federal ID No.:36-4104569
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                      (b)  [X]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------

 4 SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
NUMBER OF                      7 SOLE VOTING POWER
 SHARES
 BENEFICIALLY                --------------------------------------------------
 OWNED BY EACH                 8 SHARED VOTING POWER
 REPORTING                       1,444,058 (1)
 PERSON                      --------------------------------------------------
 WITH                          9 SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                 1,444,058 (1)
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,444,058 (1)(2)
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                          [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   24.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO (limited liability company)
-------------------------------------------------------------------------------

                                                            PAGE 11 OF 22 PAGES

             FOOTNOTES TO FACING SHEET FOR EGGEMEYER ADVISORY CORP.

(1) Power is exercised through its sole shareholder and president, John M. Eggemeyer, III.

(2) In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 12 OF 22 PAGES

-------------------------------------------------------------------------------

 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   John M. Eggemeyer, III
   S.S. No.: ###-##-####
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                               (b)  [X]

-------------------------------------------------------------------------------
 3 SEC USE ONLY


-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
   WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America

-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    50,000(1)

NUMBER OF        --------------------------------------------------------------
SHARES           8  SHARED VOTING POWER
BENEFICIALLY        1,444,058(2)
OWNED BY EACH
REPORTING        --------------------------------------------------------------
PERSON           9  SOLE DISPOSITIVE POWER
WITH                50,000(1)

                 --------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER
                    1,444,058(2)

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,494,058 (1)(2)

-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES                                                         [ ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   25.8%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
-------------------------------------------------------------------------------

                                                            PAGE 13 OF 22 PAGES

              FOOTNOTES TO FACING SHEET FOR JOHN M. EGGEMEYER, III


(1)      Owned by John M. Eggemeyer, III.

(2) Consists of 1,444,058 shares for which power is exercised as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with William J. Ruh as Senior Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 14 OF 22 PAGES

-------------------------------------------------------------------------------

 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   WJR Corp.
   Federal ID No. 36-4046499
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                               (b)  [X]

-------------------------------------------------------------------------------
 3 SEC USE ONLY


-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
   WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

NUMBER OF        --------------------------------------------------------------
SHARES           8  SHARED VOTING POWER
BENEFICIALLY        1,444,058 (1)
OWNED BY EACH
REPORTING        --------------------------------------------------------------
PERSON           9  SOLE DISPOSITIVE POWER
WITH

-------------------------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER
                    1,444,058 (1)

-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,444,058 (1)(2)
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES                                                           [ ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   24.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   OO (limited liability company)
-------------------------------------------------------------------------------

                                                            PAGE 15 OF 22 PAGES

                     FOOTNOTES TO FACING SHEET FOR WJR CORP.

(1)      Power is exercised through its sole shareholder and president, William
         J. Ruh.

(2) In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa and Castle Creek Capital Partners Fund IIb, LP.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

CUSIP NO.  904832102                                        PAGE 16 OF 22 PAGES

-------------------------------------------------------------------------------

 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   William J. Ruh
   S.S. No.: ###-##-####
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                               (b)  [X]

-------------------------------------------------------------------------------
 3 SEC USE ONLY


-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
   WC
   PF
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America

-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER


NUMBER OF        --------------------------------------------------------------
SHARES           8  SHARED VOTING POWER
BENEFICIALLY        1,449,308 (1)(2)
OWNED BY EACH
REPORTING        --------------------------------------------------------------
PERSON           9  SOLE DISPOSITIVE POWER
WITH                1,449,308 (1)(2)

-------------------------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,449,308 (1)(2)
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES                                                           [ ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   25.0%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
-------------------------------------------------------------------------------

                                                            PAGE 17 OF 22 PAGES

                  FOOTNOTES TO FACING SHEET FOR WILLIAM J. RUH

(1) Includes 1,444,058 shares for which power is exercised as Senior Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with John M. Eggemeyer, III as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

(2) Includes 5,250 shares owned by family members over which William J. Ruh exercises voting and dispositive power.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Class A common stock, no par value, (the "Common Stock") of Union Acceptance Corp. (the "Issuer"). The address of the Issuer's principal executive offices is 250 North Shadeland Avenue, Indianapolis, IN 46219.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) The names of the persons filing this statement are: Castle Creek Capital Partners Fund I, LP, a Delaware limited partnership ("Fund I"); Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership ("Fund IIa"); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership ("Fund IIb"); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of Fund I, Fund IIa and Fund IIb (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and a controlling member of the General Partner ("EAC"); John M. Eggemeyer, III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer"); WJR Corp., a Delaware corporation and a controlling member of the General Partner ("WJR"); and William J. Ruh, a California resident and the sole shareholder and President of WJR and the Senior Vice President of the General Partner ("Ruh"). The business address for each of the filing persons is 6051 El Tordo, Rancho Santa Fe, California 92067.

         (d) and (e) During the last five years, none of the persons filing this statement has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Eggemeyer is a citizen of the United States of America. Ruh is a citizen of the United States of America.

                                  Page 18 of 22 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 3, 1999, Fund IIa purchased 42,182 shares of Issuer's Class A Common Stock, and on December 6, 1999, Fund IIa purchased 828,638 shares of Issuer's Class B Common Stock which converted upon such purchase into 828,638 shares of Common Stock. Each of these shares of Issuers Common Stock was purchased at $7.00 per share at an aggregate purchase price of $6,095,740. On December 3, 1999, Fund IIb purchased 17,818 shares of Issuer's Class A Common Stock, and on December 6, 1999, Fund IIb purchased 350,020 shares of Issuer's Class B Common Stock which converted upon such purchase into 350,020 shares of Common Stock. Each of these shares of Issuers Common Stock was purchased at $7.00 per share at an aggregate purchase price of $2,574,866. The purchases were funded from capital contributions received from its limited partners.

         John M. Eggemeyer purchased an aggregate of 42,000 shares of the Issuer's Common Stock in open market transactions from March 18, 1999 through August 31, 1999 at an aggregate purchase price of $289,048.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purchases by Fund I, Fund IIa, Fund IIb, and Mr. Eggemeyer of shares of Common Stock were for investment purposes.

         (a) The filing persons may also make additional purchases of the Issuer's securities.

         (b) - (j)  None at the present time.

ITEM 5   INTEREST IN SECURITIES OF ISSUER.

         (a) Fund I beneficially owns 205,400 shares of Common Stock or 3.6% of the Issuer's outstanding Common Stock. Fund IIa beneficially owns 870,820 shares of Common Stock or 15.0% of the Issuer's outstanding Common Stock. Fund IIb beneficially owns 367,838 shares of Common Stock or 6.4% of the Issuer's outstanding Common Stock. Fund I, Fund IIa and Fund IIb disclaim any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners or the other persons filing this statement.

         (b) Fund I has the sole voting and dispositive powers over the 205,400 shares of Common Stock beneficially owned by it, representing approximately 3.6% of the Issuer's outstanding Common Stock. Fund IIa has the sole voting and dispositive power over 870,820 shares of Common Stock beneficially owned by it, representing approximately 15.0% of the Issuer's outstanding Common Stock. Fund IIb has the sole voting and dispositive power over 367,838 shares of Common Stock beneficially owned by it, representing approximately 6.4% of the Issuer's outstanding Common Stock. Such voting and dispositive powers are exercised by the General Partner in its capacity as general partner of Fund I, Fund IIa and Fund IIb, which are exercised by EAC and WJR as the controlling members of the General Partner which in turn are exercised by Eggemeyer as the sole stockholder and President of EAC and as President of the General Partner and Ruh as the sole shareholder and President of WJR and as Senior Vice President of the

                           Page 19 of 22 Pages

General Partner. In addition, Eggemeyer exercises voting and dispositive power over 50,000 shares and Ruh exercises voting and dispositive power over 5,250 shares of Common Stock owned by members of his family.

         (c) During the past sixty days, the persons named in Item 5(a) made the following purchases of the Issuer's common Stock:

         Name            Number of Shares Purchased           Date of Purchase              Purchase Price
         ----            --------------------------           ----------------              --------------
         Fund IIa                   42,182                    December 3, 1999                  $295,274
         Fund IIb                   17,818                    December 3, 1999                  $124,726

         Fund IIa                   828,638                   December 6, 1999                $5,800,466
         Fund IIb                   350,020                   December 6, 1999                $2,450,140

         (d) and (e)       Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                               Page 20 of 22 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 10, 1999

CASTLE CREEK CAPITAL PARTNERS FUND I, LP
By:      Castle Creek Capital, LLC
         Its General Partner

         By: /s/ William J. Ruh
            --------------------------------
                  Its Senior President


CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:      Castle Creek Capital, LLC
         Its General Partner

         By: /s/ William J. Ruh
            --------------------------------
                  Its Senior President


CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:      Castle Creek Capital, LLC
         Its General Partner

         By: /s/ William J. Ruh
            --------------------------------
                  Its Senior President


CASTLE CREEK CAPITAL, LLC

By:      /s/ William J. Ruh
        ------------------------------------
         Its Senior President

EGGEMEYER CORP.


By:      /s/ John M. Eggemeyer, III
        ------------------------------------
         Its President


/s/ John M. Eggemeyer, III
-------------------------------------
John M. Eggemeyer, III

                                   Page 21 of 22 Pages

WJR CORP.


By:      s/ William J. Ruh
        ------------------------------------
         Its President


s/ William J. Ruh
-------------------------------------
William J. Ruh


                                    Page 22 of 22 Pages